BASELINE OIL & GAS CORP.
                                20022 Creek Farm
                            San Antonio, Texas 78259

                                                                October 16, 2006

Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 7010
100 F. Street, N.E.
Washington, D.C. 20649

      RE: Baseline Oil & Gas Corp. (the "Company"); Commission's Comment Letter dated September 28, 2006, re (i) Amendment No. 1 to Form SB-2 of the Company (the "SB-2") File No. 333-134978, (ii) Form 10-KSB/A for year ended December 31, 2005 (the "10-KSB"), (iii) Form 10-QSB/A for the quarterly period ended March 31, 2006 (the "March 10-QSB") and (iv) Form 10-QSB for the quarterly period ended June 30, 2006, File No. 0-51888 (the "June 10-QSB")

Dear Ms. Moncada-Terry and Mr. Delaney:

      Below are the Company's responses to the above referenced Comment Letter dated September 28, 2006. On October 6, 2006, we filed (i) Amendment No. 2 on Form SB-2/A (the "Amended SB-2"), (ii) an amended Report on From 10-KSB/A-2 (the "Amended 10-KSB"), (iii) an amended report on Form 10-QSB/A-2 for the quarter ended March 31, 2006 (the "Amended March 10-QSB") and (iv) an amended Report on Form 10-QSB/A for the quarter ended June 30, 2006 (the "Amended June 10-QSB").

      As further set forth below, we believe that the above filings have been revised to fully address the points raised in your Comment Letter and in subsequent conversations between Ms. Moncada-Terry and our counsel, Matthew Cohen.

      For your convenience, we have numbered our responses in accordance with your comments to us of September 28, 2006.

      1. We have revised our disclosure in Item 3 of each of the Amended March 10-QSB and the Amended June 10-QSB, in order to comply with the oral comments conveyed to us on September 28, 2006.

      2. We have revised the accounting and disclosures in the Amended SB-2 to comply with all applicable comments on our periodic reports. 3. If the Commission determines that we need an updated consent from our accountants, we can do so prior to going effective.


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      4. We have revised the first paragraph of Note 3 to the audited financial statements contained in our Amended 10-KSB, in order to more fully explain the effective conversion price. We have made an identical change in our Amended SB-2.

      5. We included updated certifications from our officers in our amended filings that we made on October 6, 2006.

      6. We have revised Note 2 to the financial statements contained in our Amended March 10QSB, in order to account for the value of the shares of common stock issued to certain individuals of Rex Energy as a stock subscription receivable.

                                          Very truly yours,
                                          Baseline Oil & Gas Corp.


                                          /s/ Richard Cohen

                                          Richard Cohen, Chief Financial Officer


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